C3 Bullion, Inc.
May 15, 2025

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re: C3 Bullion, Inc. - Form 1-A-W and Form 1-A-W/A, Filed
05-14-2025, File Number 024-12367, Accession Numbers
0001981779-25-000013 and 0001981779-25-000014, respectively.

Dear Ms. Pandit and Ms. Wirth,

Per telephone conversation with your office and our legal counsel this morning, please be advised that we are requesting the staff to disregard the above captioned 1-A-W withdrawal, accession number 0001981779-25-000013 and the amended 1-A-W/A, accession number 0001981779-25-000014.

We will await further comments on the 1-A POS that was filed on May 5, Accession Number 000198-1779-25-000012.

Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com
cc: jsimmons@simmonsltd.com